United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs about public civil action

Rio de Janeiro, 7 December 2015 — Vale S.A. (Vale) informs that, under the terms of the CVM Instruction nº 358/2002 and its later amendments, it was summoned in the public civil action filed at 5ª Vara Federal of Rio de Janeiro, by Sohumana Sociedade Humanitária Nacional against Samarco Mineração S.A. (“Samarco”) and its shareholders, BHP Billiton Brasil Ltda. (“BHP”) and Vale, seeking indemnification payment for the environmental and proprietary damages supposedly caused by the accident at the Samarco Fundão taillings dam, at the city of Mariana, in Minas Gerais state, to the city of Mariana, as well as to other damaged cities in order to recover the Public Heritage. The plaintiff attributed the value of R$20,000,000,000.00 to the cause.

Vale will adopt all measures to guarantee its right of defense and will keep the market informed in case of any new information related to the action that materially affects its performance.

Samarco was constituted in 1977, as a Brazilian closed capital company, having as shareholders the Brazilian company S.A. Mineração da Trindade - Samitri (“Samitri”) and the American company Utah Marcona Corporation (“Utah”). In 2000, Vale bought the stake belonging to Samitri, thus owning 50% of the company’s equity and sharing the joint control with BHP Billiton, which bought and incorporated Utah in 1984.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: December 7, 2015		Rogerio T. Nogueira
Director of Investor Relations